Room 4561

July 19, 2006

Mr. Michael E. Lehman
Chief Financial Officer and Executive Vice President, Corporate Resources
Sun Microsystems, Inc.
4150 Network Circle
Santa Clara, California 95054

      Re: Sun Microsystems, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2005
            Filed September 13, 2005
            File No. 0-15086

Dear Mr. Lehman:

      We have reviewed your response letter dated June 30, 2006 and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2005

Item 9B. Other Information, page 109

1. We have read your response to prior comment number 1 and note that you acknowledge that you did not comply with Question 1 of the Current Report on Form 8-K Frequently Asked Questions dated November 23, 2004. Please file an Item 4.02 Form 8-K with respect to your restatement.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding this comment.

Very truly yours,

Brad Skinner
Accounting Branch Chief